Neil H. Aronson | 617 348 1809 | nharonson@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

February 26, 2007

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0610
100 F Street, N.E.
Washington, DC 20549
Attn: Jay Ingram

Re:	National Datacomputer, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 0-15885
Filed: February 13, 2007

Ladies and Gentlemen:

On behalf of National Datacomputer, Inc. (the “Company”), we are writing to the Securities and Exchange Commission (the “Commission”) in response to comments contained in the letter dated February 20, 2007 from Barbara C. Jacobs of the Staff (the “Staff”) of the Commission’s Division of Corporation Finance to John Ward, the Chairman of the Board of Directors of the Company.

Subject to review by the Staff of the information contained herein, the Company expects to file a further revised preliminary proxy statement (or, to the extent possible, a finalized definitive proxy statement) (the “Revised Proxy Statement”) to the preliminary proxy statement initially filed with the Commission on January 26, 2007 and revised on February 13, 2007 (as previously revised, the “Proxy Statement”).

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company intends to further respond to the Staff’s comments by making changes to the disclosure in the Revised Proxy Statement. Page numbers referred to in the responses reference the applicable pages of the Revised Proxy Statement.

Revised Preliminary Proxy Statement filed February 13, 2007

Comment 1:    Please provide us your analysis as to whether information pursuant to Items 11(3) and 13(a) of Schedule 14A should be included in your proxy statement. Please see Instruction 1 to Item 13.

Response 1:    Please be advised that based on our review of Items 11(e) and 13(a) of Schedule 14A, and specifically Instruction 1 to Item 13, we believe that financial statements, supplementary financial information, management’s discussion and analysis of financial condition and results of operations, and other information pursuant to Item 13(a) may be omitted as such information, in

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

February 26, 2007

accordance with Instruction 1 to Item 13, is not deemed material for the exercise of prudent judgment where the matter to be acted upon by the Company’s stockholders is the authorization or issuance of common stock. The Company is seeking approval for the issuance of only common stock.

Comment 2:    We note your disclosure of certain analyses undertaken by Shields in their fairness evaluation of the sale of shares to management in the third paragraph of page 27. Please summarize such analyses and the related results that assisted Shields in arriving at their fairness conclusion.

Response 2:    In response to this Comment, the Company has enclosed herein a marked copy of the revised disclosure and intends to include such revisions on pages 28-31 of the Revised Proxy Statement to include a summary of certain analyses performed by Shields in connection with the rendering of its opinion.

Form 8-K filed January 26, 2007

Comment 3:    It appears that agreements relating to the AST transaction and Mr. Stafford’s investment should be filed pursuant to Item 9.01 of Form 8-K. Please also advise us whether financial information relating to the audit business sold to AST should be provided. Please see the Instructions to Item 2.01 of Form 8-K for additional guidance.

Response 3:    In response to this Comment, the Company intends to file an amendment to the Form 8-K that it filed on January 26, 2007 to include (i) as exhibits, the agreements relating to the AST transaction and the investment by Mr. Stafford and his children and (ii) pursuant to section b.2.iv. of Item 310 of Regulation S-B, pro forma data reflecting revenue, income from continuing operations, net income and income per share for the nine-month period ended September 30, 2006 as well as the nine-month period ended September 30, 2005 as though the sale of the audit business to AST occurred at the beginning of such periods.

The Company understands that the Commission may have additional comments after reviewing this letter. We hope that the above responses and the related revisions anticipated to be made in the Revised Proxy Statement will be acceptable to the Commission. Please do not hesitate to call me at (617) 348-1809 with any questions regarding this letter. Thank you for your time and attention.

Sincerely,

/s/ Neil H. Aronson
Neil H. Aronson

cc: John P. Ward, Chairman of the Board

Fairness Opinion of Shields & Company, Inc.

We retained the services of Shields & Company, Inc. (“Shields”), an independent investment banking firm, to advise us as to whether the sale of the Management Shares to our executive officers and Board members is fair, from a financial point of view, to the non-affiliated stockholders of the Company (excluding Mr. Stafford and the Board members, executive officers and other investors participating in the transaction). We selected Shields based on its experience, expertise, and reputation. Shields, an investment banking firm located in Waltham, Massachusetts, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, and ~~for~~ various other valuation purposes.

In connection with Shields’ engagement, we requested that Shields evaluate the sale of Management Shares to our executive officers and Board members with respect to the fairness, from a financial point of view, to the non-affiliated stockholders of the Company. On January 24, 2007, at a meeting of our Board of Directors held to evaluate the sale of the Management Shares to our executive officers and Board members, Shields rendered to our Board of Directors a preliminary oral opinion to the effect that, as of that date and based on and subject to the matters described in its opinion, such sale of the Management Shares, if effected as of the date hereof, is fair, on a preliminary basis, from a financial point of view, to the non-affiliated stockholders of the Company.

The full text of Shields’ written opinion, dated __, 2007, to our Board of Directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Exhibit C and is incorporated into this document by reference. Holders of our Common Stock are urged to, and should, read this opinion carefully and in its entirety. Shields’ opinion is addressed to our Board of Directors and relates only to the fairness of the sale of Management Shares to our executive officers and Board members from a financial point of view, does not address any other aspect of the proposed transaction, and does not constitute a recommendation to any stockholder as to any matter relating to the proposed transaction. The summary of Shields’ opinion in this document is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Shields reviewed: (i) a draft of our Proxy Statement, in substantially the form in which it will be delivered to our non-affiliated stockholders; (ii) our Annual Report on Form 10-K for the fiscal year ended December 31, 2005; (iii) our quarterly reports on Form 10-Q for the quarters ended September 30, 2006, June 30, 2006, and March 31, 2006; (iv) our Form 8-K dated November 29, ~~2006~~2006, related to our agreement with AST effective December 1, 2006; (v) certain internal financial statements by business line and other financial and operating data for the twelve months ended November 29, 2006; (vi) our internal balance sheet by business line as of November 29, 2006; (vii) our Share Transfer Authorization Agreement and Convertible Promissory Note in substantially the form in which they have been executed by our officers and directors and the other investors; (viii) the executed Patent and Copyright Assignment, Warranty Bill of Sale, Closing Statement and Agreement, Share Delivery Agreement, Agreement Regarding Accounts Receivable and Trade Payables, Confidentiality and Covenant Not to Compete, and Assignment of Equipment Molds between the Company and AST, each effective December 1, 2006; (ix) certain internal financial statements and other financial and operating data, including certain historical financial results and financial projections and forecasts and other forward-looking information, relating to our business lines, earnings, assets, and prospects related to our current and future operating performance, prepared by our management; and (x) the historical trading prices and volume of our Common Stock.

Shields also (i) compared the proposed financial terms of the sale of Management Shares with the financial terms of the transaction between AST and CapitalBank involving our stock; (ii) met with and held discussions with our management concerning the business, past and current operations, earnings, cash flow, assets, financial condition, and future prospects, including discussions concerning cost savings and other benefits that are expected to result from the divestiture of our audit business line; (iii) reviewed the historical market price and trading activity for our Common Stock and compared them with those of certain publicly-traded companies which it deemed to be comparable to us; (iv) discussed with our management our historical attempts to raise outside capital; (v) conducted such other studies and analyses including a liquidation analysis of us and a pro forma earnings per share analysis; and (vi) conducted such other studies, analyses, inquiries, and investigations as it deemed appropriate.

In connection with its review, Shields relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information we provided to it, and did not assume any responsibility for independent verification of any of the information that was provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. Shields reviewed and discussed with our management financial forecasts relating to our route accounting business line and was advised, and assumed, that the forecasts represent reasonable estimates and judgments as to our future financial performance. In addition, Shields relied, without independent verification, upon the assessments of our management as to our existing and future financial performance and the risks associated with our business, including the potential benefits that are expected to result from the divestiture of our audit business line. Shields does not express any opinion as to (i) any tax, legal, accounting or other consequences that might result from the sale of Management Shares or any subsequent transaction involving us, or (ii) the value of our Common Stock when issued or the price at which the shares of such Common Stock may be traded in the future. In connection with its engagement, Shields was not authorized to solicit, and did not solicit, third-party indications of interest concerning the possible acquisition of, or any other transaction concerning, all or any part of us.

Shields’ opinion was necessarily based upon information available to it, and financial, economic, market, and other conditions as they existed and could be evaluated, on the date of the Shields opinion. Shields’ opinion did not address the relative merits of the sale of Management Shares as compared to other business strategies that might have been available to us, nor did it address our underlying business decision to proceed with the sale of the Management Shares to our executive officers and directors.

In preparing its opinion to our Board of Directors, Shields performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Shields made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Shields believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Shields considered industry, general business, economic, market, and financial conditions, and other matters, many of which are beyond our control. No company, transaction, or business used in Shields’ analyses as a comparison is identical to us or the contemplated sale of the Management Shares to our executive officers and directors, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading, or other values of the companies, business segments, or transactions being analyzed.

Shields’ opinion is only one of many factors considered by our Board of Directors in its evaluation of the sale of Management Shares and should not be viewed as determinative of the views of our Board of Directors or our management with respect to the sale of the Management Shares to our executive officers and directors.

We have agreed to pay Shields a financial advisory fee for its services in connection with the rendering of an opinion related to the contemplated sale of the Management Shares to our executive officers and directors. Such fee is not contingent upon the conclusions reached by Shields. In addition, we also have agreed to reimburse Shields for its out-of-pocket expenses, including fees and expenses of legal counsel and any other advisor retained by Shields, and to indemnify Shields and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Summary of Analyses
The following is a summary of certain analyses performed by Shields in connection with rendering its opinion.

Precedent Transaction Analysis

An analysis of our historical equity transactions, to the extent that a transaction was based on arm’s-length negotiations, serves as a valuable statistic. When CapitalBank and AST entered into an agreement for AST to purchase all of the CapitalBank Shares, it represented a willing seller and a willing buyer entering into an arm’s-length transaction. The terms of this arm’s-length transaction were as follows:

•	AST purchased 4,150 shares of our Preferred Stock and 22,301,900 shares of our Common Stock together with accrued but unpaid stock dividends for a total of $750,000.
•	A total of 8,037,336 shares of our Common Stock were issuable in respect of accrued dividends on our Preferred Stock, resulting in the purchase of a total of 30,339,236 shares of our Common Stock.

In order to determine an implied per-share value for our Common Stock, Shields analyzed the transaction between AST and CapitalBank as though the Preferred Shares had been converted into Common Shares pursuant to tour Statement of Designation for each Series of Convertible Preferred Stock. When Shields divided the $750,000 purchase price by the sum of the 30,339,236 shares of purchased Common Stock, and the 172,916,667 shares of Common Stock into which the purchased Preferred Stock were convertible, Shields arrived at an implied common stock equity value of $0.0037 per share.

Recent Merger & Acquisition Transaction Analysis

An analysis of recent merger and acquisition transactions enables Shields to attempt to place a value on our route business based on other transactions, if any, within the same industry. However, because most of the transactions found involved private companies, there is minimal data regarding both the multiples of the transactions and the financial health of the target company. Hence, Shields was unable to utilize this methodology.

However, because the AST and CapitalBank transaction was an arm’s-length transaction between a willing buyer and a willing seller, Shields was able to calculate an implied equity value for 100% of the Company. Shields was then able to calculate a revenue multiple placed on the Company. The shares involved in the AST and CapitalBank transaction represented a 97.7% interest in the Company on a fully-diluted basis. When Shields utilized this transaction to calculate the implied value of the Company at 100%, the result was an implied equity value of $767,656, yielding an implied revenue multiple of 0.3x.

Finally, Shields applied the revenue multiple to the revenue generated by our route business for the twelve months ended December 31, 2006, to calculate an implied equity value of $633,835. When Shields divided this implied equity value by the number of shares of Common Stock outstanding after the transaction, (35,242,438), Shields arrived at an implied per-share value of $0.01798.

Guideline Company Analysis

The market approach to valuation is utilized to derive a firm’s value through comparisons to values associated with publicly-traded companies which may be similar to the subject company in terms of its core business, size, financial structure, competitive position, or its sensitivity to industry-specific and economic events. In addition, a market approach may also consider merger and acquisition activity within the subject company’s industry as indicators of value.

Due to the nature of our business, our small size and our financial structure, our management and Shields were unable to identify suitable comparable public companies for this market approach. Most of our competitors, in fact, are privately-held or are divisions of public companies which have many other business units. Therefore, comparative data for this analysis are either unavailable or unreliable. The guideline companies which Shields considered for this method include @Road, Inc., CAM Commerce Solutions, Inc., Cape Systems Group, Inc., InfoLogix, Inc., Intermec, Inc., Numerex Corp., Radiant Systems, Inc., Sybase, Inc., and Symbol Technologies, Inc.

Shields determined that this group of publicly-traded guideline companies was not comparable to us based on business description, size, and growth rates. With the exception of three companies, none of the guideline companies had a net loss or negative EBITDA for the last twelve months. Of these three companies, only two had comparable revenues to our audit business and only one is located in the United States. In addition to the revenue differences, when Shields examined the operations of the two guideline companies with a net loss, Shields did not believe the operations are similar enough to our operations due to these companies’ diversified product offerings. Hence, Shields did not deem this methodology appropriate. However, when Shields applied our own revenue multiple to the revenue generated by our route business over the twelve months ended December 31, 2006; Shields arrived at an implied equity value of $875,496. When Shields divided this implied equity value by the number of shares ofour Common Stock outstanding (35,242,438) after the AST and CapitalBank transaction and the sale of the Management Shares, Shields arrived at an implied per-share value of $0.02484.
Historical Attempts to Raise Capital

Although Shields was not retained to pursue other various strategic alternatives on our behalf, Shields’ analysis considered such alternatives contemplated and/or investigated by our management. Discussions with our management and the review of correspondence and other documentation between us and certain financial parties indicated that our management did pursue other alternative transactions. We had held discussions with seven investment firms, one strategic partner, and CapitalBank directly in our efforts to raise the necessary funds to purchase the shares directly from CapitalBank. Despite these efforts, no indication of value for the Company was given. The only investor who was willing to invest in us was Mr. Stafford. Mr. Stafford was unwilling to invest in us unless our management and our Board of Directors invested as well. The series of transactions, which appear to be beneficial to our non-affiliated stockholders on a projected earnings per share basis, would not have been possible without the sale of the Management Shares.

Liquidation Analysis

Shields believed that a liquidation analysis was appropriate due to our historical losses and because our Form 10-KSB as of December 31, 2005 contained a going concern qualification in our accountants’ report. Shields evaluated the liquidation value of the Company to determine what values could be generated for shareholders if we were to liquidate our assets and pay our creditors from the proceeds. While no appraisals were available or sought, for analytic purposes, Shields assumed, for purposes of its analysis, that the liquidation value of our property, plant, and equipment was 25% of our net book value as of December 31, 2006. The discount utilized was based upon discussions with our management and Shields’ understanding that the fixed assets predominately consisted of office furniture and computer equipment. Shields also discounted the carrying value of accounts receivable by 10%, based upon (i) a review of our accounts receivable aging and (ii) discussions with individuals who specialize in turnaround situations in which liquidation is an alternative outcome. Shields assumed that we would be responsible for paying 100% of our outstanding liabilities in an orderly liquidation process and Shields attributed no liquidation value to any intangible assets on our balance sheet. Based upon this analysis, reflecting the aforementioned adjustments, Shields concluded that a liquidation of the Company could result in a deficit of approximately ($726,000). This approach assumes that the values of the assets stated on the balance sheet are not necessarily indicative of or equal to the values that can be realized by us upon the sale or liquidation of assets.

Earnings Per Share Analysis

Shields also evaluated the effect of the series of transactions on our future earnings per share. The series of transactions allows us to extinguish our outstanding Preferred Stock. Holders of the Preferred Stock are entitled to a quarterly dividend. We have not been able to pay the dividend in cash since our inception in 1996. In lieu of cash, we have issued Common Stock to CapitalBank at a price per share equal to the ten-day average stock price followingour quarterly SEC filings. Shields reviewed our projected income statements for the two years ending December 31, 2008, both with and without our audit business. With respect to our projected financial results, Shields considered a variety of factors that could affect our ability to achieve those results and developed alternative scenarios reflecting other results that Shields considered in connection with rendering its opinion. To develop a range of earnings per share, Shields performed sensitivity analyses on management’s projected financial results. The projected result of the AST and CapitalBank transaction and the sale of the Management Shares is an increase in our net income and a decrease in the projected number of shares outstanding. The result is a hypothetical increase in earnings per share of $0.006 and $0.010 for fiscal years 2007 and 2008, respectively.

Market Valuation of Common Stock

Although our Common Stock trades publicly in the over-the-counter market, it receives limited investor exposure through its market makers as is evidenced by the fact that our Common Stock traded on only 46 days during fiscal 2006, with a median trading volume on those days of 20,000 shares. For the three-year period ended January 24, 2007, the greatest trading volume day was May 8, 2006. Approximately 1.2 million shares were traded that day, with a resulting 40% decline in the stock price. On approximately 70% of the days when there was trading volume, the closing price for our Common Stock was less than or equal to the prior day’s closing price. Therefore, Shields determined that the public market for our Common Stock is thinly traded and relatively inactive, and thus not an efficient indicator of Common Stock value.